Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports first quarter 2010 financial results

     TORONTO, May 12 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today its interim financial results for the first quarter ended March 31,
2010. All figures are reported in Canadian dollars.
     Northcore reported revenues of $172,000 for the first quarter, a decrease of four percent from the $179,000 generated in the fourth quarter of 2009. In the same period of 2009, Northcore generated revenues of $159,000.
     Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
     Northcore reported a loss for the first quarter of $612,000 or $0.004 per share, basic and diluted. This compares to a loss of $607,000 or $0.004 per share, basic and diluted, in the fourth quarter of 2009. In the first quarter of 2009, Northcore reported a loss of $759,000 or $0.006 per share, basic and diluted.
     As at March 31, 2010, Northcore held cash of $230,000, and accounts receivable of approximately $111,000.

     Operating Highlights

     Northcore accomplished the following activities in the period:

     <<
     -   Completed the development cycle of a holistic remarketing platform combining mobile computing with Asset Tracker and Asset Seller. This world class technology is targeted at the equipment OEM sector and has moved into the user testing stage with NACCO Materials Handling
         Group as the lead customer for this product;
     -   Increased the volume of third party auction events in the light-duty construction equipment and utility vehicle categories, with successful value realization and improved sales cycle efficiency;
     -   Evidenced continued effectiveness in the remarketing of corporate aircraft and established Asset Seller as a leading platform for sales of high value asset categories by displaying showcased items in unprecedented rich detail;
     -   Continued to evolve the new mobile asset management product delivered on the next generation of Motorola mobile devices;
     -   Responded to the new business potential from anywhere-anytime solutions possible through the use of telematics;
     -   Cultivated new distribution partners where our products are a strong addition to existing technology solutions for their customers; and
     -   Continued to strengthen our balance sheet through the conversion of
         $145,000 secured subordinated notes into equity combined with
         $143,000 of new equity through the exercise of the associated warrants. Secured debt on our balance sheet has been significantly reduced by $1,412,000 or 70 percent, from $2,006,000 to $594,000 between Q1 2009 and Q1 2010.
     >>

     Outlook

     "We believe that the success of our business development activity in the first half of this year should become reflected in the operating results for the second half of 2010 and beyond. Our dedicated sales efforts, particularly in the sectors of food and beverage, government and mining, have a greater probability for results when combined with an increasingly desirable product offering," said Duncan Copeland, CEO of Northcore Technologies. "Our full-featured asset management platform has been augmented with a sophisticated mobile dimension and is extending into telematics, evidencing our continuing commitment to provide the leading product in our industry. Our asset disposition framework continues to generate working capital realization for clients across a broad range of asset categories. The expansion in the first quarter of our asset sales platform to selected third parties has proved highly successful with initial engagements. Within continued tight credit markets, we are optimistic that these testimonies of customer benefits from our Working Capital Engine(TM) are an effective value proposition to drive our future growth."
     Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Thursday May 13, 2010 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, www.northcore.com.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.
     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     <<
                          Northcore Technologies Inc.
                          Consolidated Balance Sheets
                 (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                      ----------------------------------------
                                          March 31,    March 31,  December 31,
                                            2010         2010         2009
                                            ($C)         ($US)        ($C)
                                      ----------------------------------------

                                                      translated
                                                      into US$ at
                                                      Cdn$ 1.0156
                                                          for
                                                      convenience

     Cash                              $      230    $      226    $      226
     Other current assets                     135           133           288
     Other assets                             585           576           591
                                      ----------------------------------------
       Total assets                    $      950    $      935    $    1,105
                                      ----------------------------------------
                                      ----------------------------------------

     Accounts payable and accrued
      liabilities                      $      527    $      519    $      492
     Deferred revenue                         171           168            27
     Current portion of long term
      debts                                   161           159           156
     Non-current portion of long term
      debts                                   433           426           446
     Shareholders' deficiency                (342)         (337)          (16)
                                      ----------------------------------------
       Total liabilities and
        shareholders' deficiency       $      950    $      935    $    1,105
                                      ----------------------------------------
                                      ----------------------------------------

                          Northcore Technologies Inc.
         Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                      ----------------------------------------
                                                  Three Months Ended
                                                        March 31,
                                            2010         2010         2009
                                            ($C)         ($US)        ($C)
                                      ----------------------------------------

                                                      translated
                                                      into US$ at
                                                      Cdn$ 1.0156
                                                          for
                                                      convenience

     Revenues                          $      172    $      169    $      159
                                      ----------------------------------------

     Expenses:
     General and administrative               388           382           440
     Customer service and technology          192           189           174
     Sales and marketing                       51            50            17
     Stock-based compensation                  85            84            48
     Depreciation                               6             6             8
                                      ----------------------------------------
       Total operating expenses               722           711           687
                                      ----------------------------------------

     Loss from operations before
      the under-noted                        (550)         (542)         (528)
                                      ----------------------------------------

     Interest expense:
       Interest on notes payable and
        secured subordinated notes             29            29            95
       Accretion of secured
        subordinated notes                     33            32           136
                                      ----------------------------------------
                                               62            61           231
                                      ----------------------------------------

                                      ----------------------------------------
     Loss and comprehensive loss
      for the period                   $     (612)   $     (603)   $     (759)
                                      ----------------------------------------
                                      ----------------------------------------

     Loss per share, basic and
      diluted                          $   (0.004)   $   (0.004)   $   (0.006)
                                      ----------------------------------------
                                      ----------------------------------------

     Weighted average number of
      shares outstanding basic and
      diluted (000's)                     161,035       161,035       119,852
                                      ----------------------------------------
                                      ----------------------------------------
     >>

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:15e 12-MAY-10